Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: October 16, 2007

On October 15, 2007, Gaz de France and Suez issued the following joint press release.

Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France,  nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as  well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

2

Press release

Merger project between Gaz de France and SUEZ

GDF SUEZ: OPERATIONAL AND FINANCIAL OBJECTIVES,
CORPORATE GOVERNANCE OF THE NEW GROUP AND TIMETABLE

■	An ambitious development strategy in all businesses, supported by a capital expenditure program of €10bn per year on average over 2008-2010
■	Attractive growth prospects: EBITDA growth of c. 10% in 2008 and targeted EBITDA of €17bn in 2010
■
A dynamic shareholder return policy: average annual growth in dividend per share of 10% to 15% between the dividend paid in 20071 and the dividend paid in 2010, as well as potential for additional returns

■	Corporate governance in line with best practices
■	Merger during the first half of 2008

Paris, October 15, 2007 – Following the approval of the merger project’s new outline by the Boards of Directors of both Groups on September 2, 2007, Gaz de France and SUEZ announce the new Group’s operational and financial objectives, corporate governance and timetable of the merger project.

The operational and financial objectives of the new Group mirror an ambitious, shared industrial vision focused on creating shareholder value and relying on outstanding teams.

An ambitious industrial strategy, a sustained capex program

Supported by capital expenditures of €10bn per year on average between 2008-20102, GDF SUEZ’s industrial strategy aims at developing profitable, top-flight positions in all of the Group’s businesses:

■	GDF SUEZ intends to consolidate its leadership positions in its domestic markets, France and Benelux;

■	its development will be based on the complementary nature of its businesses thereby strengthening its commercial offering (dual gas/electricity offering, innovative energy services);

■
GDF SUEZ will accelerate its industrial development, particularly in upstream gas activities (exploration & production, LNG), infrastructures and power generation, notably nuclear and renewable energies;

■	priority will be given to growth in Europe;

■	outside Europe, GDF SUEZ will strengthen its development areas, notably in fast-growing markets.

1 Based on the Gaz de France dividend paid in 2007 and related to fiscal year 2006 (€1.1 per share); SUEZ shareholders will also receive the dividend distributed by SUEZ Environment
2 Mainly organic growth capex

This investment program of €10bn per year on average between 2008-2010, of which over €8bn in 2008, will be split between development capex accounting for 75% and maintenance capex accounting for 25% of total investment. Capex will follow strict investment criteria, in line with the two companies’ existing policies.

Energy France – average annual capex of €1.0 to 1.5bn over 2008-2010
The Group intends to maintain its leadership position on the French natural gas market. It aims at developing a multi-energy offering leveraging upon its current retail gas customer portfolio, and targets a 20% market share of electricity customers in France. In order to achieve this objective, GDF SUEZ will increase its installed capacity in France to more than 10 GW by 2013 (vs. 5.6 GW at year-end 20061) while favoring a well-diversified generation mix.

Energy Europe and International – average annual capex of €4.0 to 4.5bn over 2008-2010
GDF SUEZ intends to consolidate its strong positions in energy in Benelux, and to develop them in a sustained manner in the rest of Europe. The Group will carry on with its dynamic growth strategy, leveraging its existing strongholds outside Europe (United States, Brazil, Thailand, and the Middle East), and further developing in new growing markets (Russia, Turkey…). GDF SUEZ also intends to continue developing IPPs2 in fast growing markets. This strategy will enable the Group to increase its managed production capacity in Europe (outside France) and internationally to approximately 90 GW by 2013 (vs. 47 GW at the end of 2006).

Global Gas and LNG – average annual capex of €1.0 to 1.5bn over 2008-2010
The Group’s objective is to develop its Exploration & Production activities, to achieve reserves3 of 1,500 millions barrels of oil equivalent (Mboe) ultimately4 (vs. 685 Mboe at 2006 year end). It will also strengthen the competitiveness of its gas supply portfolio through enhanced purchasing capacity, increased geographic diversification, and continuing portfolio optimization. Lastly, GDF SUEZ will strengthen its LNG leadership mainly by participating in integrated LNG projects (production, liquefaction, transport, regasification), benefiting from its unique positioning on the European and U.S. markets and from the Group’s downstream positions (Energy France and Energy Europe & International). Over time, GDF SUEZ aims to increase contracted LNG supply volumes by 30%.

Infrastructures – average annual capex of €1.5 to 2.0bn over 2008-2010
GDF SUEZ will develop existing infrastructures to support growth on the European energy market. The Group thus intends to increase its regasification capacities in France and Belgium to 44 bcm/year by 2013 (vs. 24 bcm/year at 2006 year end). This increase will mainly be achieved with the launch in 2008 of the Fos Cavaou terminal and the expanded capacities at Zeebrugge and Montoir. GDF SUEZ also intends to increase its storage capacity in Europe (France, Germany, the United Kingdom, and Romania) by more than 35% by 2013 (vs. 117 TWh5 in 2006). The Group also targets a 15% increase in transmission network capacity.

Energy Services – average annual capex of €0.3 to 0.5bn over 2008-2010
Based on an unparalleled European coverage, resulting from the integration of the two group’s positions, GDF SUEZ’s objective is to step up profitable growth in energy services. The Group will benefit from higher demand for energy services (reliance on outsourcing, increasing demand for energy efficiency services) and complementarities between energy sales and services.

1 Excluding cogeneration
2 Independent Power Producer
3 Proven and probable reserves
4 Mainly through external growth
5 Excluding Fluxys

Moreover, the new Group will support the development of SUEZ Environment, and will fully consolidate the 35% stake it will own. SUEZ Environment’s capex will approximately amount to €1.5bn on average per year over 2008-2010. SUEZ Environment will strengthen its unique status as reference player with expertise in the global management of the water and waste cycles based on its capabilities in technologies with strong added-value and in project management. It will focus its expansion primarily in Europe and selectively on the international scene with the development of new business models (management contracts, innovative financial arrangements…). It will carry on with its historical strategy developing privileged partnerships notably in the Middle-East, in China, Spain and Italy.

Attractive financial objectives, a Group focused on creating value
On the strength of the attractive development prospects enjoyed by all its businesses, GDF SUEZ will benefit from sustained profitable growth, reflected in EBITDA growth of approximately 10% in 2008 and a target EBITDA of €17bn by 2010. This growth in profitability will also be made possible by the significant synergies generated by the merger of the two Groups (target of €1bn per year in operational synergies with full impact from 20131). In addition, the merger will allow generating c. €1bn of synergies from financial optimization (non-recurring).

Moreover, the new Group targets a growth in dividend per share of 10% to 15% per year on average between the dividend paid in 20072 and the dividend paid in 2010. It will thus offer attractive returns to its shareholders, along with the potential for additional returns through exceptional dividends and share buy-backs.

Furthermore, GDF SUEZ will continue to adhere to a strict financial policy with the goal of maintaining a strong A credit rating.

Finally, GDF SUEZ shareholders will benefit from further potential for value creation thanks to the new Group’s enhanced market standing. GDF SUEZ will be a reference listed utility with increased stock market index weighting (one of the 20 largest companies in the Eurostoxx 50 index by size of free float).

Corporate governance in line with best practices
The new Group’s corporate governance will be submitted for shareholder approval to the Gaz de France and SUEZ Extraordinary General Meetings.

The Board of Directors of GDF SUEZ will be composed of 24 members:
■	10 directors nominated by SUEZ, including the Chairman and Chief Executive Officer, Gérard Mestrallet;
■	10 directors nominated by Gaz de France, including the Vice Chairman and President, Jean-François Cirelli, and 7 representatives of the French State
■	4 directors representing employees, including one representing employee shareholders.

The new Group’s corporate governance will adhere to best practices:
■	The Board of Directors will include at least 1/3 of independent directors (in accordance with the Bouton report);

1 After taking into account the impact of the remedies and the IPO of SUEZ Environment
2 Based on the Gaz de France dividend paid in 2007 and related to fiscal year 2006 (€1.1 per share); SUEZ shareholders will also receive the dividend distributed by SUEZ Environment

■	There will be five Board committees, each chaired by an independent director (Audit, Nominating, Compensation, Ethics, Environment and Sustainable Development, and Business Strategy and Investments).

Timetable for merger completion: first-half 2008
The next steps prior to the Extraordinary General Meetings are the following:
■	opinion of the employee representative bodies of Gaz de France, SUEZ and SUEZ Environment;
■	receipt of administrative authorizations (stock market authorities, Commission des Participations et des Transferts, regulatory approvals);
■	merger agreement approval by the Boards of Directors of both groups and convocation of Extraordinary General Meetings to vote on the merger.

Against this background, and based on information in their possession, SUEZ and Gaz de France have set as their objective the merger’s conclusion during the first half of 2008.

The detailed work accomplished by both groups’ teams, reflected in the new Group’s organization plan announced October 30, 2006, will enable GDF SUEZ to be operational as soon as the merger is completed.

Concurrently, preparations have been proceeding to coordinate the integration of the two groups.

Integration of the teams of the two Groups in a manner respectful of their cultures will result in the creation of a world leader in energy with first-rate positions in gas and electricity and an energy supply portfolio that is secure, diversified, and flexible.

This ambitious, job-creating project fully addresses the challenges of energy supply security and sustainable development, and brings genuine benefit to the new Group’s customers, employees and shareholders.

Press contacts:
SUEZ France: +33(0)1 4006 6651 Belgium: +32 2 370 34 05	Gaz de France Press Service: +33(0)1 4754 2435

Financial analyst contacts:
SUEZ Investor Relations: +33(0)1 4006 6489	Gaz de France Investor Relations: +33(0)1 4754 7904

Important Information
This communication does not constitute an offer or the solicitation of an offer to purchase, sell, or exchange any securities of Suez, Suez Environment securities (or securities of any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the U.S., Germany, Italy and Japan) in which it would be unlawful prior to registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed merger to holders of Suez ordinary shares (including Suez American Depositary Shares (ADRs)) may not be offered or sold in the U.S. except pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment Shares (or the shares of any company holding the Suez Environment Shares) have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (AMF) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the U.S., Gaz de France may file with the U.S. Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any related amendments and supplements, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus and other relevant documents filed with the SEC at www.sec.gov and will receive information at an appropriate time on how to obtain these documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at www.amffrance.org or directly from Gaz de France or Suez at www.gazdefrance.com or www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares and Suez ADRs are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed with the SEC, including under “Risk Factors” in the Annual Report on Form 20-F for 2006 filed by Suez on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.